--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                               (AMENDMENT NO. 3)*
                          Schedule 13D Amendment No. 1
                          SILVERSTREAM SOFTWARE, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))


                              DELAWARE PLANET INC.
                                  NOVELL, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   827907106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          JOSEPH A. LASALA, JR., ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                                  NOVELL, INC.
                               8 CAMBRIDGE CENTER
                              CAMBRIDGE, MA 02142
                                 (617) 374-9800
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   Copies to:
                            HOWARD L. SHECTER, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                               NEW YORK, NY 10178
                                 (212) 309-6000
                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           TRANSACTION VALUATION                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
              $257,307,426**                          $23,673***
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



 ** Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 28,589,714 fully-diluted outstanding shares of common stock of SilverStream Software, Inc. as of June 9, 2002, at a purchase price of $9.00 per share.



*** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid.:    $23,673     Filing Party:       Novell, Inc.
                                                              Delaware Planet Inc.
  Form Registration No.:      005-58265   Date Filed:         June 18, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-1.

     [ ]  going private transaction subject to Rule 13c-3.


     [x]  amendment to Schedule 13D under Rule 13d-2.



     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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--------------------------------------------------------------------------------


* This Amendment No. 3 also constitutes Amendment No. 1 to the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the Schedule 13D.

CUSIP No. 827907106             SCHEDULE 13D



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

Novell, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH             23,369,104
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER


                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    23,369,104


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      23,369,104


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



     99.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


    CO
--------------------------------------------------------------------------------

(1) SEE ITEM 5 herein.

CUSIP No. 827907106                      SCHEDULE 13D



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

Delaware Planet Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
  OWNED BY           23,369,104
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    23,369,104

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      23,369,104


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     99.8%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


    CO
--------------------------------------------------------------------------------

      This Final Amendment to the Tender Offer Statement on Schedule TO
(the "Schedule TO"), filed initially with the Securities and Exchange Commission on June 18, 2002, relates to the offer by Delaware Planet Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Novell, Inc., a Delaware corporation ("Novell"), to purchase all of the outstanding shares of common stock (the "Shares") of SilverStream Software, Inc., a Delaware corporation (the "Company"), at a price of $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 18, 2002, and in the related Letter of Transmittal, previously filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein, have the meanings given to them in the Offer to Purchase and the Schedule TO.

ITEMS 8 AND 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY;
                 ADDITIONAL INFORMATION.

      Items 8 and 11 are hereby amended to add the following:

      At 9:00 a.m., New York City time, on Wednesday, July 17, 2002, the offering period expired. Based on preliminary information from the Depositary, 23,369,104 shares of the Company's common stock were tendered into the Offer (including 3,223,836 Shares tendered by notice of guaranteed delivery), which represents approximately 99.8% of the Company's outstanding common stock (based upon 23,427,448 Shares outstanding as of July 17, 2002). The Shares tendered also represent approximately 82.4% of the outstanding common stock on a fully-diluted basis (based on 28,369,714 fully-diluted Shares as of July 17, 2002), thereby satisfying the condition to the Offer that more than 50% of the fully-diluted common stock of the Company be tendered. Purchaser has accepted for payment all validly tendered Shares and will make payment to the Depositary for the accepted Shares promptly.

      On July 17, 2002, Novell issued a press release announcing the completion of the Offer, the full text of which is filed as Exhibit (a)(1)(J) to this Schedule TO, which is incorporated by reference herein.

ITEM 12. EXHIBITS

      Item 12 of the Schedule TO is hereby amended and supplemented as follows:

ITEM 12.  EXHIBITS


(a)(1)(A)    Offer to Purchase dated June 18, 2002.*
(a)(1)(B)    Letter of Transmittal.*
(a)(1)(C)    Notice of Guaranteed Delivery.*
(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*
(a)(1)(E)    Letter to Clients for Use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.*
(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.*
(a)(1)(G) Joint Press Release dated June 10, 2002 (incorporated by reference to the Schedule TO-C filed by Novell with the SEC on June 10, 2002).*
(a)(1)(H)    Summary Advertisement, published June 18, 2002.*
(a)(1)(I)    Joint Press Release dated July 10, 2002.*
(a)(1)(J)    Joint Press Release dated July 17, 2002.
      (b)    None.
   (d)(1) Mutual Non-Disclosure Agreement dated as of January 30, 2002 between Novell, Inc. and SilverStream Software, Inc.*
   (d)(2) Agreement and Plan of Merger dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc. and
             SilverStream Software, Inc. (incorporated by reference to
             Exhibit 2.1 to the Current Report on Form 8-K filed by
             Novell with the SEC on June 10, 2002).*
   (d)(3) Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc., and each of Craig Dynes, Timothy Barrows, Paul J. Severino, Richard
             D'Amore, Kim Sheffield, Steven Benfield, The Litwack
             Irrevocable Trust, David Litwack, David Skok, Matrix IV
             Enterprises Fund, L.P. and Matrix Partners IV, L.P.*
   (d)(4)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and David Litwack.*
   (d)(5)    Offer Letter dated as of June 17, 2002, by and among Novell,
             Inc. and Steven Benfield.*
   (d)(6)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and Roger Durn.*
   (d)(7)    Offer Letter dated as of June 14, 2002, by and among Novell,
             Inc. and Michel Goossens.*
   (d)(8)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and John Judge.*
   (d)(9)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and Richard Wayne Parslow.*
  (d)(10)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and Kim Sheffield.*
  (d)(11)    Offer Letter dated as of June 17, 2002, by and among Novell,
             Inc. and Craig Dynes.*
      (g)    None.
      (h)    None.


-----------
* Previously filed

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NOVELL, INC.


                                          By:
                                              /s/ Joseph A. LaSala, Jr.
                                            ------------------------------------
                                          Name: Joseph A. LaSala, Jr.
                                          Title: Senior Vice President,
                                                General Counsel and Secretary

                                          DELAWARE PLANET INC.

                                          By:
                                              /s/ Joseph A. LaSala, Jr.
                                            ------------------------------------
                                          Name: Joseph A. LaSala, Jr.
                                          Title: President and Secretary


Dated: July 17, 2002

                                 EXHIBIT INDEX


(a)(1)(A)  Offer to Purchase dated June 18, 2002.*
(a)(1)(B)  Letter of Transmittal.*
(a)(1)(C)  Notice of Guaranteed Delivery.*
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*
(a)(1)(E)  Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.*
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.*
(a)(1)(G) Joint Press Release dated June 10, 2002 (incorporated by reference to the Schedule TO-C filed by Novell with the SEC on June 10, 2002).*
(a)(1)(H)  Summary Advertisement, published June 18, 2002.*
(a)(1)(I)  Joint Press Release dated July 10, 2002.*
(a)(1)(J)  Joint Press Release dated July 17, 2002.
(b)        None.
(d)(1)     Mutual Non-Disclosure Agreement dated as of January 30,
           2002, between Novell, Inc. and SilverStream Software, Inc.*
(d)(2) Agreement and Plan of Merger dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc. and
           SilverStream Software, Inc. (incorporated by reference to
           Exhibit 2.1 to the Current Report on Form 8-K filed by
           Novell with the SEC on June 10, 2002).*
(d)(3) Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc., and each of Craig Dynes, Timothy Barrows, Paul J. Severino, Richard
           D'Amore, Kim Sheffield, Steven Benfield, The Litwack
           Irrevocable Trust, David Litwack, David Skok, Matrix IV
           Enterprises Fund, L.P. and Matrix Partners IV, L.P.*
(d)(4)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and David Litwack.*
(d)(5)     Offer Letter dated as of June 17, 2002, by and among Novell,
           Inc. and Steven Benfield.*
(d)(6)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and Roger Durn.*
(d)(7)     Offer Letter dated as of June 14, 2002, by and among Novell,
           Inc. and Michel Goossens.*
(d)(8)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and John Judge.*
(d)(9)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and Richard Wayne Parslow.*
(d)(10)    Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and Kim Sheffield.*
(d)(11)    Offer Letter dated as of June 17, 2002, by and among Novell,
           Inc. and Craig Dynes.*
(g)        None.
(h)        None.


-----------
* Previously filed